Exhibit 99.1

Auris Medical News Release

Auris Medical Holding AG Reports Fourth Quarter and Full Year 2014 Financial Results and Provides Business Update

Zug, Switzerland, March 19, 2015 – Auris Medical Holding AG (NASDAQ: EARS) today provided an update on the Company’s business and announced financial results for the fourth quarter and financial year ended December 31, 2014.

"We achieved significant progress during 2014 in advancing our on-going drug development programs, while also meeting the low-end of our full-year operating expenses guidance," commented Thomas Meyer, the Company’s founder, Chairman and CEO. "2015 has started well for Auris Medical, with positive results from the interim analysis of one of our AM-101 trials. Our investigational tinnitus treatment was tested for the first time beyond the acute stage, and showed activity also there, especially in the earlier post-acute phase. This outcome lends further support to our strategy of targeting tinnitus at the periphery of the auditory system and could lead to a significantly broader indication for AM-101.”

Recent Business Highlights

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The AM-101 Phase 3 clinical program in acute inner ear tinnitus continued to progress and remains on track. In early March, more than one third of the target patient number for the TACTT2 trial (primarily conducted in North America), and more than 40% of the target for the TACTT3 trial (conducted in Europe), had been enrolled.

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The interim efficacy analysis in the exploratory post-acute tinnitus stratum of the TACTT3 trial (i.e. tinnitus onset between 3 and 12 months; “Stratum B”) showed positive results. The analysis showed activity of AM-101 beyond the core target indication of acute inner ear tinnitus. Based on recommendations from the Independent Data Review Committee, the inclusion criteria were adapted in order to focus on the early post-acute stage where higher levels of activity were observed compared to the later stage. Accordingly, Stratum B will continue to enroll patients with tinnitus onset between 3 and 6 months prior, and halt enrollment of patients with onset 6 to 12 months prior to enrollment. The TACTT2 trial and Stratum A of TACTT3, which enroll patients with tinnitus up to 3 months from onset and were not part of the interim analysis, will continue unchanged.

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The important unmet medical need in tinnitus care was highlighted at a recent educational event for investors sponsored by Auris Medical in New York City. Michael D. Seidman, MD, Director Otologic/Neurotologic Surgery Henry Ford Health System, Detroit, described the lack of effective and satisfactory treatment and management options currently available for tinnitus patients. This was reiterated by the account of a patient who described the burden of her tinnitus and her many unsuccessful attempts to find relief. Dr Seidman stated that he considers AM-101’s mechanism of action to be more attractive in treating tinnitus than other current approaches and noted that AM-101, subject to positive outcomes from the Phase 3 trials, could become the first approved drug for the treatment of tinnitus.

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Auris Medical’s intellectual property portfolio has been expanded through the recent issuance of patents by the Chinese and Indian patent offices which cover the use of AM-101 in the treatment of tinnitus. AM-101 now benefits from extensive patent coverage in more than 40 jurisdictions worldwide, including major countries, such as the US, Europe, Japan, China, India, and Russia.

Auris Medical Holding AG • Bahnhofstrasse 21 • CH-6300 Zug • Tel. +41 41 729 71 94 • www.aurismedical.com

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The FDA opened an Investigational New Drug application (IND) for AM-111 for the treatment of acute sensorineural hearing loss (ASNHL). Under the IND, the Company intends to conduct a randomized, placebo-controlled, double-blind Phase 2/3 trial in the US to assess AM-111’s efficacy and safety in the treatment of surgery-induced hearing loss following cochlear implantation. In a pre-clinical model of cochlear implant surgery trauma, local application of AM-111 30 minutes prior to cochlear electrode insertion provided a significant level of protection against surgery-induced hearing loss, loss of hair cells and damage to neural elements.1 Treatment with AM-111, therefore, could allow for effective hearing preservation and protection of at-risk cochlear sensory structures during the process of cochlear implantation, which is a key objective in patients who still maintain residual hearing. In the planned REACH trial, Auris Medical will test a single intraoperative dose of AM-111 0.4 mg/mL. in patients undergoing cochlear implant surgery.

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Preparations for our planned pivotal HEALOS trial with AM-111 in Europe and Asia continue to progress towards an expected initiation in the third quarter of 2015. Following the FDA’s feedback from the Pre-IND meeting for HEALOS, we expect to complete the regulatory consultation process with additional input from the European Medicines Agency (EMA) shortly.

Financial Results

As of December 31, 2014, the Company had CHF 56.9 million in cash and cash equivalents. Operating expenses for the three months ended December 31, 2014 were CHF 5.6 million, with CHF 4.7 million attributable to research and development. This compares to operating expenses of CHF 3.3 million and research and development expenses of CHF 2.9 million for the same period in 2013. The Company reported a net loss for the quarter ended December 31, 2014 of CHF 3.9 million, or CHF 0.17 per share. This compares to a net loss of CHF 3.5 million, or CHF 0.24 per share, for the same period in 2013.

For the twelve month period ended December 31, 2014, operating expenses were CHF 22.2 million, with CHF 17.7 million attributable to research and development. This is in line with previous guidance and compares to operating expenses of CHF 14.6 million and research and development expenses of CHF 13.3 million for the same period in 2013. The Company reported a net loss for the twelve months ended December 31, 2014 of CHF 18.2 million, or CHF 0.66 per share. This compares to a net loss of CHF 15.0 million, or CHF 1.01 per share, for the same period in 2013.

The increases in operating expenses, and resulting increases in operating loss, for the three- and twelve-month periods ended December 31, 2014 over the comparable periods in 2013 reflect primarily the progression of the AM-101 Phase 3 clinical development program, preparations for the late stage AM-111 clinical program, headcount expansion, and higher legal and auditing expenses related to the IPO. On the other hand the Company benefited from substantial realized and unrealized gains on foreign currency positions, especially those held in US Dollars.

The Company expects the operating expenses for the 2015 financial year to be in the range of CHF 25.0 to 30.0 million. This outlook is based on management’s current expectations and beliefs.

1 Eshraghi AA, Gupta C, Van De Water TR, Bohorquez JE, Garnham C, Bas E, Talamo VM (2013): Molecular mechanisms involved in cochlear implantation trauma and the protection of hearing and auditory sensory cells by inhibition of c-Jun-N-terminal kinase signaling, Laryngoscope 123 (Suppl 1), S1-S14.

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Annual Report and Annual General Meeting of shareholders

The Annual General Meeting of shareholders of Auris Medical Holding AG will be held on April 22, 2015, in Zug, Switzerland. The agenda, as well as the Company’s Annual Report and Form 20-F, will be published on March 30, 2015.

Conference Call / Webcast Information

Auris Medical will host a live conference call and webcast to discuss the Company's financial results and provide a general business update. The call is scheduled for March 19, 2015 at 8:00 a.m. Eastern Time (1:00 p.m. Central European Time). To participate in this conference call, dial 1 855 217 7942 (USA) or +1 646 254 3372 (International), and enter passcode 5873195. A live, listen-only audio webcast of the conference call can be accessed on the Investor Relations section of the Auris Medical website at: www.aurismedical.com. A replay will be available approximately two hours following the live call also on the Company’s website.

About Auris Medical

Auris Medical is a Swiss biopharmaceutical company dedicated to developing therapeutics that address important unmet medical needs in otolaryngology. The Company is currently focusing on the development of treatments for acute inner ear tinnitus (AM-101) and for acute inner ear hearing loss (AM-111) by way of intratympanic injection with biocompatible gel formulations. In addition, Auris Medical is pursuing early-stage research and development projects. The Company was founded in 2003 and is headquartered in Zug, Switzerland. The shares of the parent company Auris Medical Holding AG trade on the NASDAQ Global Market under the symbol "EARS".

Forward-looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or Auris Medical’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, the timing and conduct of clinical trials of Auris Medical’s product candidates, the clinical utility of Auris Medical’s product candidates, the timing or likelihood of regulatory filings and approvals, Auris Medical’s intellectual property position and Auris Medical’s financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Auris Medical’s capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Auris Medical’s prospectus relating to its Registration Statement on Form F-1, as amended, and future filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and Auris Medical does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

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Auris Medical Holding AG
Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income (unaudited)
(in CHF thousands, except per share data)

	Twelve Months Ended December 31,		Three Months Ended December 31,
	2014	2013	2014	2013
Research and development expenses	(17,704)	(13,254)	(4,668)	(2,926)
General and administrative expenses	(4,489)	(1,362)	(937)	(352)
Operating loss	(22,194)	(14,616)	(5,605)	(3,278)
Finance income / expense (net)	4,008	(83)	1,632	85
Loss before tax	(18,185)	(14,699)	(3,973)	(3,193)
Income tax expense	-	(306)	-	(306)
Net loss attributable to owners of the Company	(18,185)	(15,004)	(3,973)	(3,499)
Other comprehensive income:
Items that will never be reclassified to profit or loss:
Remeasurements of defined benefits liability	(1,101)	(58)	(789)	(153)
Items that are or may reclassified to profit or loss:
Foreign currency translation differences	(105)	32	(34)	18
Other comprehensive income	(1,207)	(26)	(823)	(135)
Total comprehensive loss attributable to owners of the Company	(19,392)	(15,030)	(4,796)	(3,634)
Loss per share, basic and diluted	(0.66)	(1.01)	(0.17)	(0.24)
Weighted average common shares outstanding, basic and diluted	27,692,494	14,917,064	28,998,385	14,934,883
Currency rate CHF / USD	0.9150	0.9391	0.9643	0.9031

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Auris Medical Holding AG
Condensed Consolidated Statement of Financial Position (unaudited)
(in CHF thousands)

	December 31, 2014	December 31, 2013
Assets
Non-current assets
Property and equipment	235	196
Intangible assets	1,483	1,483
Deferred tax asset	33	-
Total non-current assets	1,751	1,678
Current assets
Current financial assets and other receivables	543	525
Prepayments	265	183
Cash and cash equivalents	56,934	23,866
Total current assets	57,742	24,574
Total assets	59,493	26,252
Equity and Liabilities
Equity
Share capital	11,604	6,487
Share premium	93,861	35,608
Foreign currency translation reserve	(51)	54
Accumulated deficit	(52,131)	(33,116)
Total shareholders’ equity attributable to owners of the Company	53,283	9,034
Non-current liabilities
Employee benefits	1,411	328
Deferred tax liabilities	360	328
Total non-current liabilities	1,771	656
Current liabilities
Convertible loans	-	13,711
Trade and other payables	3,234	954
Accrued expenses	1,205	1,897
Total current liabilities	4,439	16,562
Total liabilities	6,210	17,219
Total equity and liabilities	59,493	26,252
Currency rate CHF / USD	0.9895	0.8894

Contact: Dr. Thomas Meyer, Chairman and CEO, +41 41 729 71 94, ear@aurismedical.com
Investors: Matthew P. Duffy, Managing Director, LifeSci Advisors, 212-915-0685, matthew@lifesciadvisors.com

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